UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Credit Facilities Agreement

On March 18, 2021, RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) entered into a facilities agreement with CTBC Bank Co., Ltd., as the lender, providing RISE with credit facilities in an aggregate commitment amount of US$80,000,000, consisting of a five-year term loan facility of US$65,000,000 and a revolving credit facility of US$15,000,000.

The Company will use the funds borrowed under the term loan facility to repay its existing loans under the facilities agreement dated July 14, 2016 and amended and restated on September 19, 2017. The Company will use the funds borrowed under the revolving credit facility to pay fees and expenses relating to the credit facilities and to fund the debt service reserve account as required under the facilities agreement, as well as for general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE Education Cayman Ltd

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer

Date: March 19, 2021

Exhibit Index

Exhibit No.	Description

Exhibit 10.1	Facility Agreement between RISE Education Cayman Ltd and CTBC Bank Co., Ltd. dated March 18, 2021